UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

INDEPENDENCE BANCSHARES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45338E 10 7

(CUSIP Number)

Martha L. Long, Chief Financial Officer

c/o Independence Bancshares, Inc.

500 East Washington Street

Greenville, South Carolina 29601

864-672-1776

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 31, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 45338E 10 7

1	NAMES OF REPORTING PERSONS Baird Hageman & Co., LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,562,500
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,562,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,562,500

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%

14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 45338E 10 7

1	NAMES OF REPORTING PERSONS Gordon A. Baird

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) WC, PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 375,000
	8	SHARED VOTING POWER 1,562,500
	9	SOLE DISPOSITIVE POWER 375,000
	10	SHARED DISPOSITIVE POWER 1,562,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,937,500

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%

14	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.

Security and Issuer

This Amendment No. 1 amends the Statement on Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “Commission”) on January 10, 2013 by Gordon A. Baird and Baird Hageman & Co., LLC (“Baird Hageman” and together with Mr. Baird, the “Reporting Persons”).

This Amendment No. 1 relates to shares of common stock (“Common Stock”) of Independence Bancshares, Inc., a South Carolina corporation (the “Company”).  The principal executive offices of the Company are located at 500 East Washington Street, Greenville, South Carolina 29601.

The following amendments to the Schedule 13D are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the initial Schedule 13D.

Item 2.

Identity and Background

There have been no changes to Item 2 since the initial Schedule 13D filed on January 10, 2013.

Item 3.

Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by adding the following paragraph to the end of Item 3:

As disclosed in the Company’s Current Report on Form 8-K filed with the Commission on January 7, 2013, in connection with the consummation of the private offering, the Board of Directors of the Company announced the appointment of Mr. Baird as its president and chief executive officer as well as a director of the Company effective December 31, 2012.  In conjunction with Mr. Baird’s appointment, the Company entered into a Stock Option Award Agreement with Mr. Baird pursuant to which Mr. Baird was granted options (the “Options”) to purchase 375,000 shares of Common Stock under the terms of the Company’s 2005 Stock Incentive Plan, as amended, with the Options vesting as of December 31, 2012.  The exercise price for each Option is $0.80 per share.  The Options expire on December 31, 2022 unless fully exercised or terminated earlier.  The Options may be exercised by Mr. Baird with personal funds.

Item 4.

Purpose of Transaction

There have been no changes to Item 4 since the initial Schedule 13D filed on January 10, 2013.

Item 5.

Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

(a)-(b)

As of December 31, 2012, the Company had 19,733,750 shares of Common Stock issued and outstanding.  Baird Hageman possesses shared voting and dispositive power and beneficially owns 1,562,500 shares of the Common Stock, representing 7.9% of the outstanding Common Stock.  Because Mr. Baird serves as the authorized member of the Members Board of Baird Hageman, Mr. Baird may be deemed to possess shared voting and dispositive power over the 1,562,500 shares of Common Stock held by Baird Hageman.  In addition, Mr. Baird will possess sole voting and dispositive power over the shares of Common Stock received upon exercise of the Options.  Accordingly, Mr. Baird may be deemed to beneficially own an aggregate of 1,937,500 shares of the Common Stock (1,562,500 shares of Common Stock held by Baird Hageman and 375,000 shares of Common Stock held by Mr. Baird assuming the Options are exercised in full), representing 9.6% of the outstanding Common Stock.

(c)

The only transactions effected by the Reporting Persons in shares of Common Stock or securities convertible into, or exercisable or exchangeable for, Common Stock, within the past 60 days is described in Item 3 of this Schedule 13D.

(d)

Other than the Reporting Persons and Alvin Hageman (solely with respect to the shares of Common Stock beneficially owned by Baird Hageman), another authorized member of the Members Board of Baird Hageman, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company referred to in this Item 5.

(e)

Not Applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There have been no changes to Item 6 since the initial Schedule 13D filed on January 10, 2013.

Item 7.

Material to Be Filed as Exhibits

Exhibit 1

Joint Filing Agreement, dated January 9, 2013 by and between Baird Hageman & Co., LLC and Gordon A. Baird (incorporated by reference to Exhibit 1 of the initial Schedule 13D filed   on January 10, 2013).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 17, 2013

Baird Hageman & Co., LLC

By:   /s/ Gordon A. Baird

Gordon A. Baird, an authorized member of

the Members Board

  /s/ Gordon A. Baird

Gordon A. Baird